UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Penn Treaty American Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

70787403 (CUSIP Number)

November 20, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). AJR Financial, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 1,328,113 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 1,328,113

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,328,113
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON* IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pandora Select Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 1,328,113 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 1,328,113

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,328,113
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON* IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pandora Select Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 1,328,113 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 1,328,113

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,328,113
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pandora Select Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 1,328,113 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 1,328,113

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,328,113
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON* PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Pandora Select Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 1,328,113 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 1,328,113

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,328,113
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.	(a)	Name of Issuer

Penn Treaty American Corporation

	(b)	Address of Issuer’s Principal Executive Offices

3440 Lehigh Street Allentown, PA 18103

Item 2.	(a)	Name of Person Filing

This statement is filed by:

	(i)	AJR Financial, LLC, a Delaware limited liability company (“AJR”), with respect to the Common Stock beneficially owned by it;

	(ii)	Pandora Select Advisors, LLC, a Delaware limited liability company (“PSA), with respect to the Common Stock beneficially owned by it;

	(iii)	Pandora Select Partners, L.P., a British Virgin Islands limited partnership (“PSP”), with respect to the Common Stock directly beneficially owned by it;

	(iv)	Pandora Select Fund, L.P., a Delaware limited partnership (“PSFLP”), with respect to the Common Stock indirectly beneficially owned by it; and

	(v)	Pandora Select Fund, Ltd., a British Virgin Islands international business company (“PSFLTD”), with respect to the Common Stock indirectly beneficially owned by it.

(b)

Address of Principal Business Office or, if none, Residence

The address of the business office of AJR, PSA and PSFLP is:

3033 Excelsior Boulevard

Suite 300

Minneapolis, MN 55416

The address of the business office of PSP and PSFLTD is:

Trident Chambers, P.O. Box 146

Waterfront Drive, Wickhams Cay

Road Town, Tortola, British Virgin Islands

	(c)	Citizenship

AJR, PSA and PSFLP are organized under the laws of the State of Delaware and PSP and PSFLTD are organized under the laws of the British Virgin Islands.

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

707874103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act.

	(b)	☐ Bank as defined in section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

7 of 9

Item 4.	Ownership

(a)

Amount Beneficially Owned

PSP directly owns 1,328,113 shares of Common Stock, which includes (i) 99,048 shares of Common Stock, and (ii) 1,229,065 shares of Common Stock issuable upon conversion of the Company’s 6.25% Convertible Subordinated Notes.

As a result of the relationship described in this statement, each of AJR, PSA, PSFLP and PSFLTD may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by PSP. AJR, PSA, PSFLP and PSFLTD each disclaim indirect beneficial ownership of the shares of Common Stock except to the extent of their pecuniary interest in such shares.

Based on the relationships described herein, these entities may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. The filing of this statement shall not be construed as an admission that AJR, PSA, PSP, PSFLP and PSFLTD are a group, or have agreed to act as a group.

(b)

Percent of Class

As of November 20, 2003, AJR beneficially owned 5.1% of the Company’s Common Stock.

As of November 20, 2003, PSA beneficially owned 5.1% of the Company’s Common Stock.

As of November 20, 2003, PSP directly beneficially owned 5.1% of the Company’s Common Stock.

As of November 20, 2003, PSFLP and PSFLTD each indirectly beneficially owned 5.1% of the Company’s Common Stock.

The percentage of Common Stock reportedly owned by each entity herein is based on 24,784,000 shares of outstanding Common Stock of the Company, which is the total number of shares issued and outstanding on November 11, 2003.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 0

(ii) Shared power to vote or to direct the vote AJR, PSA, PSP, PSFLP and PSFLTD have shared voting power with respect to 1,328,113 shares of the Company’s Common Stock.

(iii) Sole power to dispose or to direct the disposition of 0

(iv) Shared power to dispose or to direct the disposition of AJR, PSA, PSP, PSFLP and PSFLTD have shared power to direct the disposition of 1,328,113 shares of the Company’s Common Stock.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

AJR, the managing member and sole owner of PSA, has the power to direct the affairs of PSA which manages accounts for the benefit of its client PSP. PSA has the power to direct the affairs of PSP including decision making power with respect to the disposition of the proceeds from the sale of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See Item 2

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2005
Date

/s/ Jonathan D. Wood
Signature

Jonathan D. Wood as Chief Financial Officer of AJR Financial, LLC, Pandora Select Advisors, LLC, Pandora Select Partners, L.P., Pandora Select Fund, L.P. and Pandora Select Fund, Ltd.
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)